

10035630

[UNI]TED STATES
[SECURITIES AND E]XCHANGE COMMISSION
[Washin]gton, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.L. BAKER & CO., INCORPORATED DBA BAKER & CO., INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 DETROIT ROAD
(No. and Street)

ROCKY RIVER (City) OHIO (State) 44116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MELISSA J. HENAHAN (216) 696-0167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALONEY + NOVOTNY LLC
(Name – *if individual, state last, first, middle name*)

1111 SUPERIOR AVENUE, 7TH FLOOR (Address) CLEVELAND (City) OHIO (State) 44114 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MELISSA J. HENAHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.L. BAKER & CO., INCORPORATED DBA BAKER & CO., INCORPORATED, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title

DAVID L. STANDEN, Notary Public
State of Ohio, Lorain County
My Commission Expires May 17, 2014



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maloney+Novotny LLC
1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

To the Shareholders
D.L. Baker & Co., Incorporated
Rocky River, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated (dba Baker & Co., Incorporated) as of December 31, 2009, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of D.L. Baker & Co., Incorporated as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Maloney + Novotny LLC

Cleveland, Ohio
February 22, 2010

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 28,654
Restricted cash	50,000
Receivables from clearing broker	51,912
Other receivables	6,591
Marketable securities owned - at market value	471,799
Furniture and equipment at cost, less accumulated depreciation of $97,929	18,269
Total assets	$627,225

LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 17,650
Commitments and contingencies	-
SHAREHOLDERS' EQUITY	
Common stock, without par value	1,020
Authorized – 500 shares	
Issued and outstanding – 204 shares	
Additional paid-in-capital	394,494
Retained earnings	214,061
Total shareholders' equity	609,575
Total liabilities and shareholders' equity	$627,225

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2009

REVENUES		
Commissions	$ 725,362	
Interest and dividends	273,336	
Trading losses - net	(32,185)	
Other income - net	265	$ 966,778
EXPENSES		
Commissions, employee compensation and benefits	666,560	
Promotion and advertising	1,125	
Clearing fees	136,454	
Occupancy	90,051	
Communications and data processing	68,739	
Professional fees	17,260	
Exchange fees	20,469	
Other expenses	107,311	1,107,969
NET LOSS		$ (141,191)

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE – JANUARY 1, 2009	$ 1,020	$ 394,494	$ 548,236	$ 943,750
NET LOSS	-	-	(141,191)	(141,191)
DISTRIBUTIONS	-	-	(192,984)	(192,984)
BALANCE – DECEMBER 31, 2009	$ 1,020	$ 394,494	$ 214,061	$ 609,575

The accompanying notes are an integral part of these financial statements.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$(141,191)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	$ 6,906	
Trading losses, net on marketable securities owned	32,185	
Increase (decrease) in cash resulting from changes in operating assets and liabilities:		
Receivables	23,338	
Marketable securities owned	6,199	
Accounts payable and accrued expenses	(7,908)	
Total adjustments		60,720
Net cash used by operating activities		(80,471)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Distributions to shareholders		(192,984)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(273,455)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		302,109
CASH AND CASH EQUIVALENTS – END OF YEAR		$ 28,654

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

D.L. Baker & Co., Incorporated, dba Baker & Co., Incorporated (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company is registered with the Securities and Exchange Commission (SEC), all fifty states of the United States of America and the District of Columbia, and the Financial Industry Regulatory Authority. The Company is a member of the New York Stock Exchange (NYSE) and the National Association of Securities Dealers, Inc. (NASD).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Accounting Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

B. Cash and Cash Equivalents – Cash and cash equivalents consist of cash and money market funds. At December 31, 2009, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. The Company places its other temporary cash investments with financial institutions, which may, at times, exceed federally insured levels.

C. Receivables and Credit Policies – Receivables from clearing broker are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, at December 31, 2009, all receivables were considered collectible and no allowance was necessary.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Marketable Securities Owned – Marketable securities owned consist primarily of equities and are classified as trading securities and, as such, these securities are reported at market value (as quoted on established markets) with unrealized gains and losses reported in operations in the year in which they occur. Net unrealized losses on investments of $(397,434) are included in trading losses - net in the statement of income. Shares in NYSE Group comprised approximately 54% of the Company's total investments as of December 31, 2009.

E. Furniture and Equipment – Furniture and equipment are capitalized and depreciated using the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

F. Securities Transactions – Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

G. Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

H. Advertising Costs – Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $1,125 in 2009.

I. Income Taxes – The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders. However, the Company is liable for certain state and local taxes.

In January 2009, the Company implemented new provisions of "Accounting for Income Taxes" which clarify the accounting for uncertainty in income taxes recognized in a Company's financial statements. The provision prescribes certain criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These provisions also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The implementation did not have a material impact on the Company's financial statements. There were no unrecognized tax benefits as of the date of adoption.

As of December 31, 2009, the Company's income tax years from 2006 and thereafter remain subject to examination by the Internal Revenue Service, as well as various state and local taxing authorities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

J. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

K. Fair Value of Financial Instruments – The carrying values of cash and cash equivalents, accounts and other receivables, prepaid and other assets, and accounts payable are reasonable estimates of fair value due to the short-term nature of these financial instruments. The carrying value of the Company's investments approximates their fair value in accordance with *Fair Value Measurements*, as defined by accounting principles generally accepted in the United States, for its financial instruments measured at fair value on a recurring basis. These standards provide a framework for measuring fair value, expand disclosure about fair value measurements, and establish a three level hierarchy for disclosure to show the extent and the level of judgment used to estimate fair value measurements:

Level 1 – Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets or liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.

Level 3 – Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which assumptions utilize management's estimates of market participant assumptions.

The Company has determined that its marketable securities holdings are all Level 1 fair value measurements.

L. Subsequent Events – The Company has evaluated all events subsequent to the statement of financial position of December 31, 2009, through February 22, 2010, which is the date these financial statements were issued and have determined that there are no subsequent events that require disclosure.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $479,004, which was $379,004 in excess of the minimum requirements.

In addition to the minimum net capital provisions, rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital of not more than 15 to 1. At December 31, 2009, the ratio was .04 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. EMPLOYEE BENEFIT PLAN

Profit Sharing Plan

Substantially all of the Company's employees are covered under a qualified plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors can elect to make a discretionary contribution. No discretionary contribution was authorized for 2009.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in Rocky River, Ohio under a five-year operating lease, expiring September 30, 2014, with the option to renew for one five-year renewal term. The Company formally rented additional space in Sarasota, Florida under an operating lease which expired December 20, 2009. The Company sublet the Florida lease for the majority of 2009.

Rental expense for all operating leases, including month-to-month leases, net of sublease income of $26,579, amounted to $34,510 for the year ended December 31, 2009. As of December 31, 2009, the Company has minimum commitments under the Rocky River operating lease as follows: 2010 through 2013 - $62,400 and 2014 - $46,800.

NOTE 6. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingency

The Company is not aware of and has not accrued for additional contingencies.

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

Exchange Member Guarantees

The Company is a member of the NYSE which trades and clears securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com


maloney+novotny LLC

To the Shareholders
D.L. Baker & Co., Incorporated
Rocky River, Ohio

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maloney + Novotny LLC

Cleveland, Ohio
February 22, 2010

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

NET CAPITAL		
Total shareholders' equity from statement of financial condition		$609,575
Less: Non-allowable assets		
Commission receivable - unsecured and 12b(1) fees	$ 1,466	
Furniture and equipment - net of accumulated depreciation	18,269	19,735
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		589,840
Haircuts on securities		110,836
NET CAPITAL		$479,004
ACCOUNTS PAYABLE AND ACCRUED EXPENSES		$ 17,650
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 1,177
MINIMUM REQUIRED NET CAPITAL		$100,000
NET CAPITAL REQUIREMENT		$100,000
EXCESS NET CAPITAL		$379,004
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.04 to 1

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009)

Net capital, as reported in Company's Part II (unaudited) Focus report	$479,004
Adjustments	-
Net capital per audited computation above	$479,004

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

SCHEDULES II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information Relating to Possession or Control Requirements Under rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3, under Section (k)(2)(ii) of the rule.

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

maloney+novotny LLC

To the Shareholders
D.L. Baker & Co., Incorporated
Rocky River, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by D.L. Baker & Co., Incorporated, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating D.L. Baker & Co., Incorporated's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). D.L. Baker & Co., Incorporated's management is responsible for D.L. Baker & Co., Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [cancelled checks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting only that total revenues reported on Form X-17A-5 for the year ended December 31, 2009 exceeded total revenues reported on Form SIPC-7T by revenues earned prior to April 1, 2009 as required on Form SIPC-7T;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [summary of quarterly Focus Reports] supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
February 22, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016555 FINRA DEC
D L BAKER & CO INC 13*13
19111 DETROIT RD STE 100
ROCKY RIVER OH 44116-1740

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1291.30

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150 —)

12-31-08
Date Paid

C. Less prior overpayment applied (334.20)

D. Assessment balance due or (overpayment) 807.10

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 807.10

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 807.10

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

D. L. BAKER & CO, INCORPORATED
DBA BAKER & CO., INCORPORATED
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26TH day of JANUARY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12-31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 838,514 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	838,514 -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	40,351 -
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	100,772 -
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	113475 -
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1007 -
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 66,386 -	
Enter the greater of line (i) or (ii)	66,386 -
Total deductions	321,991
2d. SIPC Net Operating Revenues	$ 516,523 -
2e. General Assessment @ .0025	$ 1291.30

(to page 1 but not less than $150 minimum)

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

To the Shareholders
D.L. Baker & Co., Incorporated
Rocky River, Ohio

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of D.L. Baker & Co., Incorporated (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Cleveland, Ohio
February 22, 2010

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

DECEMBER 31, 2009

D.L. BAKER & CO., INCORPORATED

CONTENTS